Exhibit 99.1

EchoStar Announces Financial Results for the Three and Six Months Ended June 30, 2023

Englewood, CO, August 8, 2023—EchoStar Corporation (Nasdaq: SATS) announced its financial results for the three and six months ended June 30, 2023.

Three Months Ended June 30, 2023 Financial Highlights:

•Consolidated revenue of $453.1 million.
•Net income of $9.1 million, consolidated net income attributable to EchoStar common stock of $11.2 million, and basic and diluted earnings per share of common stock of $0.13.
•Consolidated Adjusted EBITDA of $153.3 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).
•Cash, cash equivalents and current marketable investment securities were $1.9 billion as of June 30, 2023, up from $1.7 billion as of March 31, 2023.

Six months ended June 30, 2023 Financial Highlights:

•Consolidated revenue of $892.7 million.
•Net income of $36.9 million, consolidated net income attributable to EchoStar common stock of $40.2 million, and basic and diluted earnings per share of common stock of $0.48.
•Consolidated Adjusted EBITDA of $288.2 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“In the second quarter of 2023, the EchoStar team once again delivered a strong performance, ending the quarter with the delivery of the JUPITER 3/EchoStar XXIV satellite to the launch base as scheduled,” said Hamid Akhavan, CEO and President of EchoStar. “While optimizing existing assets and pursuing new avenues of growth, the team also planned the JUPITER 3 launch mission in record time – executing it flawlessly and setting us on the path to future growth.”

Three Months Ended June 30, 2023 - Additional Information:

•Consolidated revenue decreased 9.3% or $46.2 million year over year. The decrease was driven by lower service revenues of $43.2 million partially due to fewer broadband customers. Equipment revenue decreased $3.0 million, primarily due to lower sales to both domestic and international enterprise customers, partially offset by an increase in sales to our mobile satellite system customers and positive adjustments on profit margin on long-term contracts.

•Net income decreased $1.4 million year over year. The decrease was primarily due to an impairment of a certain equity investment of $33.4 million and higher income tax expense of $13.4 million. These items were partially offset by a favorable change in investment losses of $17.1 million, higher interest income of $14.5 million, $6.9 million in foreign exchange gains and $6.7 million in other income due to gain on the repayment from other debt securities.
•Adjusted EBITDA decreased 8.6% or $14.5 million year over year.
◦Hughes segment Adjusted EBITDA decreased $11.3 million year over year. The decrease was driven primarily by lower service and equipment revenue, partially offset by lower sales and marketing expense from our broadband consumer business.
◦ESS segment Adjusted EBITDA increased $1.0 million year over year, primarily due to higher revenue.
◦Corporate and Other Adjusted EBITDA decreased $4.2 million year over year, primarily due to higher corporate expenses.
•Hughes broadband subscribers totaled approximately 1,122,000, declining 106,000 from December 31, 2022. Our current capacity limitations, increasing bandwidth usage by approximately 16% year on year on average by our existing U.S subscribers, and competitive pressures are impacting our consumer subscriber levels. In Latin America, subscriber levels were tempered by our focus on more profitable consumer segments and by our allocation of capacity to enterprise opportunities.
•For the three months ended June 30, 2023, approximately 41% of Hughes segment revenue was attributable to our enterprise customers, increasing from 37% in the same period last year.

•The JUPITER 3/EchoStar XXIV satellite shipped to the launch site in June and subsequently launched successfully on July 28, 2023. Currently, the satellite is being raised to its orbit, 22,236 miles (35,786 kilometers) above the Earth and to its destination at the 95 degrees west orbital slot. It will undergo extensive bus and payload testing before beginning service in the fourth quarter of this year.
Set forth below is a table highlighting certain of EchoStar’s segment results for the three and six months ended June 30, 2023 and 2022 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022

Revenue
Hughes	$444,335	$491,841	$875,530	$985,947
EchoStar Satellite Services	6,120	4,850	12,117	9,324
Corporate and Other	2,654	2,625	5,059	5,579
Total revenue	$453,109	$499,316	$892,706	$1,000,850

Net income (loss)	$9,085	$10,473	$36,905	$99,418

Adjusted EBITDA
Hughes	$171,114	$182,423	$325,277	$366,710
EchoStar Satellite Services	4,563	3,521	9,218	6,212
Corporate & Other	(22,423)	(18,216)	(46,254)	(39,305)
Total Adjusted EBITDA	$153,254	$167,728	$288,241	$333,617

Expenditures for property and equipment, net of refunds and other receipts	$49,016	$75,779	$93,087	$187,917

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022

Net income (loss)	$9,085	$10,473	$36,905	$99,418
Interest income, net	(23,526)	(9,072)	(52,122)	(15,494)
Interest expense, net of amounts capitalized	13,240	14,307	26,526	29,280
Income tax provision (benefit), net	18,773	5,390	30,233	38,172
Depreciation and amortization	105,588	116,555	208,446	236,991
Net loss (income) attributable to non-controlling interests	2,072	3,395	3,293	5,883
EBITDA	$125,232	$141,048	$253,281	$394,250
(Gains) losses on investments, net	5,485	22,538	12,594	(58,148)
Foreign currency transaction (gains) losses, net	(3,258)	3,642	(6,571)	(2,752)
Impairment of long-lived assets	—	711	3,142	711
Other-than-temporary impairment losses on equity method investments	33,400	—	33,400	—
Gain on repayment of other debt securities	(7,605)	—	(7,605)	—
License fee dispute - India, net of non-controlling interests	—	(211)	—	(444)
Adjusted EBITDA	$153,254	$167,728	$288,241	$333,617

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” “Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items.

EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors.

Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended June 30, 2023 and 2022 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended June 30, 2023 filed today with the Securities and Exchange Commission.

EchoStar will host a webcast to discuss its earnings on Tuesday, August 8, 2023 at 11:00 a.m. Eastern Time. The webcast will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To participate via telephone and ask a question, participants must register using an online form found at: https://register.vevent.com/register/BIe20855193e2544169ac34ab8964798ff.

About EchoStar Corporation

EchoStar Corporation (Nasdaq: SATS) is a premier technology and networking services provider offering consumer, enterprise, operator and government solutions worldwide under its Hughes®, HughesNet® and EchoStar® brands. In Europe, EchoStar operates under its EchoStar Mobile Limited subsidiary and in Australia, the Company operates as EchoStar Global Australia. For more information, visit www.echostar.com and follow EchoStar on social media.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information:
EchoStar Investor Relations	EchoStar Media Relations
Samantha Whirley Phone: +1 301-601-6451 Email: ir@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	As of
	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$702,055	$704,541
Marketable investment securities	1,211,407	973,915
Trade accounts receivable and contract assets, net	238,967	236,479
Other current assets, net	244,347	210,446
Total current assets	2,396,776	2,125,381
Non-current assets:
Property and equipment, net	2,168,376	2,237,617
Operating lease right-of-use assets	144,055	151,518
Goodwill	533,295	532,491
Regulatory authorizations, net	460,310	462,531
Other intangible assets, net	14,582	15,698
Other investments, net	193,432	356,705
Other non-current assets, net	326,218	317,062
Total non-current assets	3,840,268	4,073,622
Total assets	$6,237,044	$6,199,003

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$91,118	$101,239
Contract liabilities	107,977	121,739
Accrued expenses and other current liabilities	199,086	199,853
Total current liabilities	398,181	422,831
Non-current liabilities:
Long-term debt, net	1,497,187	1,496,777
Deferred tax liabilities, net	432,877	424,621
Operating lease liabilities	128,374	135,932
Other non-current liabilities	109,299	119,787
Total non-current liabilities	2,167,737	2,177,117
Total liabilities	2,565,918	2,599,948

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both June 30, 2023 and December 31, 2022	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 59,474,291 shares issued and 36,160,980 shares outstanding at June 30, 2023 and 58,604,927 shares issued and 35,291,616 shares outstanding at December 31, 2022	59	59
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both June 30, 2023 and December 31, 2022	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2023 and December 31, 2022	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	3,379,997	3,367,058
Accumulated other comprehensive income (loss)	(153,874)	(172,239)
Accumulated earnings (losses)	873,715	833,517
Treasury shares, at cost, 23,313,311 at both June 30, 2023 and December 31, 2022	(525,824)	(525,824)
Total EchoStar Corporation stockholders' equity	3,574,121	3,502,619
Non-controlling interests	97,005	96,436
Total stockholders' equity	3,671,126	3,599,055
Total liabilities and stockholders' equity	$6,237,044	$6,199,003

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Unaudited, in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022

Revenue:
Services and other revenue	$371,510	$414,697	$749,037	$833,508
Equipment revenue	81,599	84,619	143,669	167,342
Total revenue	453,109	499,316	892,706	1,000,850
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	132,724	144,235	268,096	285,364
Cost of sales - equipment (exclusive of depreciation and amortization)	56,162	70,054	107,824	139,168
Selling, general and administrative expenses	107,420	113,091	217,481	231,261
Research and development expenses	6,842	8,764	15,097	16,381
Depreciation and amortization	105,588	116,555	208,446	236,991
Impairment of long-lived assets	—	711	3,142	711
Total costs and expenses	408,736	453,410	820,086	909,876
Operating income (loss)	44,373	45,906	72,620	90,974
Other income (expense):
Interest income, net	23,526	9,072	52,122	15,494
Interest expense, net of amounts capitalized	(13,240)	(14,307)	(26,526)	(29,280)
Gains (losses) on investments, net	(5,485)	(22,538)	(12,594)	58,148
Equity in earnings (losses) of unconsolidated affiliates, net	(546)	(1,301)	(1,097)	(3,015)
Other-than-temporary impairment losses on equity method investments	(33,400)	—	(33,400)	—
Foreign currency transaction gains (losses), net	3,258	(3,642)	6,571	2,752
Other, net	9,372	2,673	9,442	2,517
Total other income (expense), net	(16,515)	(30,043)	(5,482)	46,616
Income (loss) before income taxes	27,858	15,863	67,138	137,590
Income tax benefit (provision), net	(18,773)	(5,390)	(30,233)	(38,172)
Net income (loss)	9,085	10,473	36,905	99,418
Less: Net loss (income) attributable to non-controlling interests	2,072	3,395	3,293	5,883
Net income (loss) attributable to EchoStar Corporation common stock	$11,157	$13,868	$40,198	$105,301

Earnings (losses) per share - Class A and B common stock:
Basic	$0.13	$0.16	$0.48	$1.24
Diluted	$0.13	$0.16	$0.48	$1.24

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	For the six months ended June 30,
	2023	2022

Cash flows from operating activities:
Net income (loss)	$36,905	$99,418
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	208,446	236,991
Impairment of long-lived assets	3,142	711
Losses (gains) on investments, net	12,594	(58,148)
Equity in losses of unconsolidated affiliates, net	1,097	3,015
Foreign currency transaction losses (gains), net	(6,571)	(2,752)
Deferred tax provision, net	7,872	24,412
Stock-based compensation	5,375	5,047
Amortization of debt issuance costs	410	386
Gain on repayment of other debt securities	(7,605)	—
Other-than-temporary impairment losses on equity method investments	33,400	—
Other, net	(22,498)	27,397
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	975	(39,271)
Other current assets, net	(41,887)	(6,113)
Trade accounts payable	(16,771)	1,793
Contract liabilities	(13,762)	(6,487)
Accrued expenses and other current liabilities	3,416	(10,119)
Non-current assets and non-current liabilities, net	(13,580)	(24,648)
Net cash provided by (used for) operating activities	190,958	251,632

Cash flows from investing activities:
Purchases of marketable investment securities	(900,560)	(183,529)
Sales and maturities of marketable investment securities	663,873	669,600
Expenditures for property and equipment	(124,458)	(187,917)
Refunds and other receipts related to capital expenditures	31,371	—
Expenditures for externally marketed software	(15,253)	(11,967)
Proceeds from repayment of other debt investment	148,448	—
India JV formation	—	(7,892)
Dividend received from unconsolidated affiliate	—	2,000
Net cash provided by (used for) investing activities	(196,579)	280,295

Cash flows from financing activities:
Payment of finance lease obligations	—	(114)
Payment of in-orbit incentive obligations	(2,460)	(1,908)
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	2,143	5,046
Treasury share repurchase	—	(77,095)
Net cash provided by (used for) financing activities	(317)	(74,071)

Effect of exchange rates on cash and cash equivalents	3,483	(728)
Net increase (decrease) in cash and cash equivalents	(2,455)	457,128
Cash and cash equivalents, including restricted amounts, beginning of period	705,883	536,874
Cash and cash equivalents, including restricted amounts, end of period	$703,428	$994,002